

**Memtin™ – a patented hormone replacement therapy for slowing cognitive decline in Alzheimer's disease**

**"Our flagship"**

**Nikolaos Tezapsidis, President & CEO**
September 2017

# 2017 ALZHEIMER'S DISEASE FACTS AND FIGURES



**ALZHEIMER'S DISEASE IS THE 6TH LEADING CAUSE OF DEATH IN THE UNITED STATES**

**MORE THAN** **15 MILLION AMERICANS** provide unpaid care for people with Alzheimer's or other dementias

**IN 2016** these caregivers provided an estimated **18.2 BILLION HOURS** of care valued at over **$230 BILLION**

**MORE THAN 5 MILLION AMERICANS ARE LIVING WITH ALZHEIMER'S BY 2050, THIS NUMBER COULD RISE AS HIGH AS 16 MILLION**

In 2017, Alzheimer's and other dementias will cost the nation $259 billion
By 2050, these costs could rise as high as **$1.1 TRILLION**



**EVERY 66 SECONDS** someone in the United States develops the disease


**1 IN 3** seniors dies with Alzheimer's or another dementia


Since 2000, deaths from heart disease have decreased by 14%

while deaths from Alzheimer's disease have increased by 89%

**IT KILLS MORE THAN** breast cancer and prostate cancer **COMBINED**



# The Alzheimer's Disease challenge requires a combination of Dx and Rx

| | Pre-clinical stage | Mild Cognitive Impairment due to Alzheimer's | Dementia due to Alzheimer's |
|---|---|---|---|
| **Diagnostics** | No clinical symptoms<br><br>Can begin 20 years in advance of clinical symptoms<br><br>Emerging imaging and molecular diagnostics | Cognitive decline greater than expected.<br><br>Affects 15 percent to 20 percent; age 65 or<br><br>Emerging imaging and molecular diagnostics | Significant impairment of a daily function.<br><br>30% of MCI Pts progress to dementia w/in 5 yrs.<br><br>Emerging imaging and molecular diagnostics |
| **Therapeutics** | Very few drugs in the pipeline.<br><br>Need for screening diagnostics.<br><br>Requires long-term trials | Current approved drugs only treat and slow symptoms.<br><br>No approved treatments to stop or reverse progression.<br><br>Current aim of next gen therapies | |

Neurotez

Clarivate Analytics

# A VERY PROMISING SOLUTION

## MEMTIN™ (Leptin) for Cognitive Decline

❑ Ten years of *in vitro* and *in vivo* pre-clinical studies (Neurotez)

❑ Retrospective (including one by Neurotez) and prospective human studies and a few anecdotal interventional human studies

## Support a role of Leptin in

❑ Neuroprotection, Cognitive enhancement, Decreasing levels of phospho-tau/tau, Decreasing beta amyloid (Aβ)

❑ **and** is associated with lower risk for dementia in elderly

➡ Leptin as Replacement Therapy

A relatively de-risked multi-functional preventative and therapeutic approach for cognitive decline due to Alzheimer's and optimally for early stage (prodromal AD) hypoleptinimics.

# STUDIES: SERUM LEPTIN LEVELS IN ELDERLY AND PROGNOSIS

**In elderly, higher serum Leptin is associated with a lower risk for Alzheimer's disease and dementia**

Lieb *et al, JAMA, 2009*

**For BMI<25, patients with AD have lower serum Leptin levels compared to patients with Vascular Dementia (VaD)**

Power *et al, Dementia, 2001*





# STUDIES: LEPTIN TARGETS AMYLOID BETA AND TAU PROTEIN

**Amyloid Plaques**

- Inhibition of amyloid beta (Aβ)
- Up-regulation of Aβ uptake
- Reduction of brain levels of Aβ
- Reduction of plaque density

**Neurofibrillary Tangles**

- Reduction of phosphorylation of tau protein in vitro and in vivo
- Phosphorylation of tau protein precedes the formation of neurofibrillary tangles





# STUDIES: LEPTIN IMPROVES MEMORY IN AD ANIMAL MODELS

**Animal studies: Behavioral (CRND8)**





# STUDIES:  DIRECT EVIDENCE FOR A CAUSATION

**Cognitive benefits in humans: treating leptin deficiency in adults and young"**

- **Behavioral changes after 2 wks  Licinio et al (2004)**
- **Leptin Replacement increases Gray matter concentration in Leptin (-) adults    Matochik et al (2005)**
- **Plasticity of Gray Matter changes following Leptin discontinuation / reinitiation in Leptin (-) adults    London et al (2011)**
- **Leptin Replacement improves Cognitive Development in Leptin (-) young  Paz-Filho et al (2008)**

**(Licinio's interventional clinical studies)**



# MECHANISM OF ACTION


Neurotez
Leptin's pleiotropic mechanism of action
Leptin (OB)
(OB-R)
AMPK, GSK-3β, SIRT
NMDA / AMPA receptors
(PKCε)
Aβ
Production
Clearance
Phospho-tau
Plasticity
Synaptic function
Dementia

- Potential disease modifier (Aβ, tau)
- And symptomatic relief (NMDA/AMPA)

# NOVEL, DIFFERENTIATING

**MEMTIN™ –**

- Alzheimer's disease as diabetes of the brain or Type III diabetes

- A natural protein with procognitive properties at Low levels in Alzheimer's (AD) with known Safety Profile (Effectively Phase II ready)

- Ameliorates both Abeta and tau pathologies, upstream molecular target related to metabolism

- Clinical Strategy involving enrichment of patients, targeting patient group most likely to respond

**PREVIOUS FAILURES-**

- Antibodies directed against Abeta or tau are difficult to penetrate into the brain and are toxic at the high doses needed for efficacy

- Heterogeneity in patient groups and targeting late stage AD patients

- Wrong targets (Abeta and/or tau may be biomarkers, not culprits)

# Wins and losses demonstrate that the Aβ hypothesis is not that simple




Target-based Actions
Beta amyloid antagonist
Amyloid protein deposition inhibitor
Beta amyloid modulator
Beta amyloid synthesis inhibitor
Acetylcholinesterase inhibitor
Tau protein inhibitor
Tau protein modulator
Tau aggregation inhibitor
Beta secretase 1 inhibitor
Beta secretase inhibitor
0
10
20
30
40
50
60
Number of Drugs

## Aβ on the fast-track

- **Lanabecestat** (AstraZeneca/Lilly): BACE1 inhibitor; Phase III
- **AMG-520** (Amgen/Novartis): BACE1 inhibitor; Phase II
- **Aducanumab** (Biogen): anti-Abeta; Phase III
- **Elenbecestat** (Eisai/Biogen): BACE1 inhib; Phase III
- **ELND-005** (Transition): Aβ aggregation inhib; Phase II/III

## Aβ Disappointments

- **Verubecestat** (Merck): Phase II/III terminated in Feb 2017
- **Solanizumab** (Lilly): Failed Phase III in mild AD in 2016.
- **Bapinezumab** (Pfizer): Discontinued in Phase III
- **LY-2599666** (Lilly): Discontinued in Phase I
- **AN-1792** (Elan/Wyeth): Discontinued in 2002.
- **Affitope** (Affiris/GSK): Aβvaccine ; Phase I terminated in 2013.

**Source: Clarivate Analytics Cortellis**

Clarivate Analytics

# POTENTIAL REGULATORY PATHWAYS



Disease Stage
Subtle cognitive deficits alone
Increasing cognitive deficits Detectable functional deficits
Dementia
FDA Approval
Accelerated, based on an effect on cognition
Standard, based on a single combined measure of cognition and function (e.g., CDR-SB)
Standard, based on coprimary measures of cognition and function or global rating

Kozauer N, Katz R. N Engl J Med 2013;368:1169-1171.



The NEW ENGLAND JOURNAL of MEDICINE

- Surrogate biomarkers, cond. approval
- 12y Market Exclusivity from BLA approval

(R Katz, previous FDA Director of Neurology Products, was enthusiastic about our approach)

# EXPERIENCED MGT TEAM

- **Nikolaos Tezapsidis, Ph.D.,** *Chairman, Chief Executive Officer & President* 18+ years experience in biomedical research; Two awards from the Alzheimer's Association Fellow of the Science and Engineering Council and the Wellcome Trust
- **Hamish McArthur, PhD,** *Manufacturing Chief Officer*, Executive with 33 years biologics experience within Pfizer, directly involved in numerous approved products .
- **J. Wesson Ashford, MD, Ph.D.,** *Chief Medical Officer* Clinical Professor (affiliated), Department of Psychiatry & Behavioral Sciences, Stanford University, Scientific Advisory Board Member and Chair of the Memory Screening Advisory Committee of the Alzheimer's Foundation of America
- **George Perry, Ph.D.,** *Chief Scientific Officer* Holder of the Semmes Foundation Endowed Chair in Neurobiology at the Univ of Texas at San Antonio Distinguished as one of the top Alzheimer's disease researchers with over 1,000 publications
- **Jukka Karjalainen, MD, PhD,** *Chief Operating Officer.* Experience in pharmaceuticals and medical devices and clinical drug development from Phase I to Phase IV
- **James Harris, MBA,** *Chief Financial Officer* 20+ years experience in startups, licensing and biosimilars.
- **Michael J. Hoy, MS,** *VP of Regulatory Affairs* 15+ years in the pharmaceutical industry; Served as a consultant with pharmaceutical companies of all sizes
- **Jane Johnston, PhD**, *VP of Operations* 18+ years of research in cellular neuroscience

# BOD & ADVISORS

## Directors

**Nikolaos Tezapsidis, PhD (Chair)**      Neurotez

**J Wes Ashford**, **MD, PhD**      Stanford U/ Neurotez

**James Harris III, MBA**      Healthcare Economics

**Tom Humphries, MD**      Bayer, retired

**Bob Oliver, MBA**      Recent CEO, Otsuka (US)

**George Perry, PhD**      Dean, U Texas, S. Antonio

## Advisors

**Julio Licinio, MD, FRANZCP**      SVP and Dean at SUNY

**Arthur Klausner, MBA**      Director at Monopar Therapeutics

**Steven Jacobsen, PhD**      CEO at ALSP Inc

**Daniel P. van Kammen, MD, PhD**      CNS Pharma

**Gil Block, MD**      CMO at Neuraltus, Inc

**Robert Winkler, MD**      SVP at Taiho Oncology

**Kent Iverson, BS**      Pharmaceutical Advisors

**Lex Van der Ploeg, PhD**      CSO at Rhythm Pharma

# DRUG DEVELOPMENT PATH:
# KEY MILESTONES



| Precedent Licensing Agreements (Alzheimer's Disease) 2008 – 2015 | Pre-clinical Mean Deal Size: $313 M | | Phase I & II Mean Deal Size: $527 M | |
|---|---|---|---|---|
| **Timeline** | Pre-clinical | | Phase Ib/Phase IIa | Phase II/III |
| | | Year 1 | Year 2 | Year 3-4 |
| **Company' Leptin Treatment** | Cloning MCB, Stability, Formulation Manufacturing | IND-enabling / Filing | 1st and 2nd Clinical Trials | 3rd Clinical Trial |
| **Funding** | Funding to Date: $4.5 Million (Founders' Capital & Grants) | $5.0 Million — Series A/B: $11 Million | | Series C or RegA+: $35 Million |

| | Total Size ($M) | Buyer | Seller | Year | Drug | Stage @ Sign/Today |
|---|---|---|---|---|---|---|
| **A-BETA** | $530/$130 upfront | Lilly | AZ via Astex | 2014 | Lanabecestat | PI/PIII |
| | $340/$25 upfront | Genentech | AC Immune | 2006 | Crenezumab | Discovery/PIII |
| | Not-specified | JnJ | Shionogi | 2012 | BACE inhibitor | Discovery/PIII |
| | $825 | Otsuka | Lundbeck | 2013 | Lu-AF20513 vaccine plus others | Clinical |
| | Not-specified | JnJ | Cellzome | 2008 | Gamma-secretase mods. | Discovery |
| **TAU** | $638 | Roche | reMYND | 2010 | ReS3-T and others | Discovery |
| | Not-specified | Mitsubishi | Sanofi | 2005 | SAR-502250 | Discovery |
| | $509/$26 upfront | JnJ | AC Immune | 2014 | ACI-35; Tau vaccine | Phase I |
| | Not specified | Abbvie | C2N | 2015 | Anti-Tau mAb | Discovery/PII |
| **OTHER** | $31 | JnJ | Orion | 2013 | A2C-adrenoreceptor | Phase II |
| | $289 | Merck | Alectos | 2010 | MK-8719; N-acetyl glucose amidase mod. | Discovery/ PI Orphan |

**Major pharma: notable deals since 2005 have focused on A$\beta$ and Tau**

Source: Clarivate Analytics Cortellis

**Clarivate Analytics**

# FINANCING

- RAISED: $4.5million
  - NIH
  - NJEDA
  - IRS
  - Founders, Small private investors

- Series A, $5 million

- MILESTONES (12-18months):
  - Drug Manufacturing
  - IND-enabling studies
  - IND application

- SERIES B, $6 million

- MILESTONES (12-18months):
  - Phase I (SAD, MAD)
  - Phase II

# AD MARKET FORECAST.

- *Goldman Sachs projects Alzheimer's disease modification drugs could top $**30 billion, ($12 billion** at peak)*

# SUMMARY

- Repurposing MYALEPT, an approved drug, as **Memtin**™
- Drug is an endogenous protein naturally transported into the brain with receptors in the hippocampus (area affected by disease)
- Data from thousands of patients supporting an association of the drug to protection against Alzheimer's
- Data from preclinical studies demonstrating efficacy as a disease modification entity
- Perfectly positioned to allow early intervention and prevention therapy for those at risk (because of its safety profile)
- Novel use patents issued in US, Japan, China, Australia, S Africa and have pending in Europe, Canada and India, protection until 2029
- Drug as a biologic, will get 12 y of market exclusivity from approval in the US (similar provisions ex-US)
- Drug can be produced cost-effectively and in large batches in Ecoli
- Treatment will be combined with diagnostic tests  (plasma leptin)/apoE4)
- Can be subject to accelerated approval, using protein as a surrogate marker as an endpoint, can cut clinical development costs by 10s of $millions and time by 3-4 years.



## Contact:

**Nikolaos Tezapsidis**
President & CEO

**Neurotez, Inc.**
991 Highway 22, Suite 200A,
Bridgewater, NJ 08807, USA
Tel:+1-908-998-1340
Fax: +1-908-864-8957
ntezapsidis@neurotez.com